Exhibit 1.3

SEPARATION AGREEMENT

This Separation Agreement (this “Agreement”) is made and entered into this 15th day of March, 2006, among Todd L. Mavis (“Employee”) and Danka Office Imaging Company, Danka Business Systems PLC, and Danka Holding Company (collectively, “Employer”).

The purpose of this Agreement is to set forth the terms and conditions under which Employee and Employer will terminate their employment relationship. The parties agree as follows:

1.	Termination. Subject to the terms and conditions set forth herein and in the attached Release of Claims, Employee and Employer agree to terminate Employee’s employment with Employer effective at the end of the business day on March 15, 2006 (“Termination Date”). For sixty (60) days following the Termination Date, Employee shall be available to perform such reasonable duties related to his service as Chief Executive Officer of Employer as may be requested by Employer’s Board of Directors or any new Chief Executive Officer of Employer. During such sixty (60) day period, Employer shall continue to provide to Employee the same Employer-assigned e-mail address, telephone number, and administrative support as Employee received before the Termination Date. For the provision of such services by Employee during such sixty (60) day period, Employer shall pay Employee, the sum of $83,333.33, less applicable withholdings and deductions, in the ordinary bi-weekly pay cycle.

2.	Payments and Benefits. The parties agree that Employee shall receive One Million and 00/100 Dollars ($1,000,000), and such other consideration as described herein from Employer in consideration of the promises made herein and in consideration of Employee’s execution and compliance with the terms of this Agreement and the Release of Claims in the form attached hereto (which shall be executed by Employee to be effective on the “Termination Date”) in the following manner:

(i)	Employer shall, within twenty-one (21) days of Employee’s execution and delivery to Employer of this Agreement and the Release of Claims (provided that Employee has not previously revoked this Agreement or the Release of Claims pursuant to their terms) pay Employee One Million and 00/100 ($1,000,000.00), less applicable withholdings and deductions.

(ii)	Within twenty-one (21) days after the Termination Date, Employer shall pay Employee all earned but unused vacation and all earned but unpaid base salary as of the Termination Date.

(iii)	Employer shall pay, on a prorated basis, any earned but unpaid Management Incentive Plan (“MIP”) payments for Employer’s fiscal fourth quarter 2006 and for Employer’s fiscal year end 2006, as set forth in the applicable FY 2006 MIP plan, which payments shall in no event be less than 50% of such MIP opportunity for Employer’s fiscal fourth quarter 2006 and no less than 50% of such MIP opportunity for Employer’s fiscal year end 2006. The parties acknowledge and agree that 50% of Employee’s MIP opportunity for fiscal fourth quarter 2006 is $20,937.50 and that 50% of Employee’s MIP opportunity for fiscal year 2006 is $83,750.00 and, therefore, that the payments to Employee under this paragraph

2(iii) shall be no less than $104,687.50, less applicable withholdings and deductions. Employer shall pay such payments to Employee at such time as other similarly situated executives are paid.

(iv)	Employer shall, in the first available pay cycle following execution hereof, a “Vision 21” bonus in the amount of $150,000.00, less applicable withholdings and deductions.

(v)	All stock options granted to Employee during employment with Employer shall become vested and exercisable as of the Termination Date and, not withstanding any provisions to the contrary in Employer’s stock option plans or agreements, shall be exercisable for a period of twenty-four (24) months from the Termination Date. Employer has filed and will maintain a registration statement with the Securities Exchange Commission such that the stock (or American Depositary Shares) subject to the options shall be registered shares upon the exercise of the options.

(vi)	Promptly following his receipt of his notice of COBRA rights, Employee shall elect continued health and dental insurance coverage for himself and his dependents under COBRA. Employer shall pay on behalf of Employee, all such COBRA payments for the 24 month period.

3.	Full Compensation. Except for such payments as may be made pursuant to paragraphs 7, 13, 17, 19, or 22, the consideration set forth in this Agreement will compensate Employee for any and all claims arising out of Employee’s employment with and termination from employment with Employer, including but not limited to any and all claims for any type of legal, equitable, or statutory relief through the Termination Date, and for Employee’s future compliance with the terms and conditions of this Agreement. Employer acknowledges and agrees that Employee shall not be obligated to repay to Employer any relocation or housing bonus paid to Employee by Employer.

4.	Records, Documents and Property. Employee represents and warrants that Employee will not take, or will have returned any of Employer’s property, including but not limited to computer data files and records, documents and tangible items pertaining to Employer, as well as all credit cards, keys, access codes and/or other records, documents or property as soon as reasonably practicable. Notwithstanding the foregoing, Employee may retain his laptop computer and cell phone from Employer so long as they are not used in any manner which is inconsistent with the terms and conditions of this Agreement.

5.	Confidentiality. Employee agrees to forever treat and maintain as confidential all confidential or proprietary information relating to Employer and its business, clients, customers, and prospective clients and customers, including but not limited to Employer’s customer lists, prospect files, project files, job processes, financial information, employee information, computer information, imaging techniques and methods, business strategies, pricing information, sales and marketing plans, except as disclosure is required by law. Except as otherwise required by law or as provided in Paragraph 13, Employee and Employer shall keep the facts surrounding the termination of Employee’s employment with Employer and the terms of this Agreement and the Release of Claims separate.

6.	Employer’s Remedies. Employee acknowledges that the violation of any of the material terms of this Agreement may cause irreparable harm to Employer and agrees that, in addition to any other relief afforded by law, Employer shall be entitled to seek an injunction against the violation of this Agreement to the extent allowed by law. Both damages and an injunction may be proper modes of relief and are not alternative remedies.

7.	Employee Remedies. In the event of Employer’s failure to timely pay any amounts due under this Agreement, the payment of all remaining amounts shall immediately become due and payable and be subject to interest at the prime rate as set forth in the Wall Street Journal from the date such payments became due.

8.	Non-Compete. Employee agrees that for a period of twelve (12) months from the Termination Date, in any location in which Employee acted on behalf of Employer (“Restricted Area”), Employee will not accept employment and engage in, as an employee, consultant, independent contractor or otherwise, activities or duties with any company, individual or entity which competes, directly or indirectly, with any of Employer’s lines of business including, but not limited to, the sales and service of copiers, multi function devices, printers, facsimiles equipment and related supplies and the providing of facilities management, consulting, software, document output or related services. Employee shall not, in the Restricted Area, directly or indirectly, own, manage, operate, control, be employed by, perform services for, consult with, solicit business for, participate in, or be connected with the ownership, management, operation, or control of any business which is materially similar to or competitive with the Employer. Nothing contained in this Section shall be deemed to prohibit Employee from acquiring, solely as an investment, less than one percent interest in the equity of any publicly traded corporation or limited partnership.

9.	Non Solicitation of Customers. Employee agrees for a period of twenty-four (24) months following the Termination Date, Employee shall not, on Employee’s own behalf, or for any person, firm, partnership, corporation, or other entity, directly or indirectly, solicit, induce, or attempt to induce any past or current customer of Employer (a) to cease doing business in whole or in part with or though Employer; or (b) to do business with any other person, firm, partnership, corporation or other entity which performs services similar to Employer.

10.	Non Solicitation of Employees. Employee agrees that for a period of twenty-four (24) months following the Termination Date, Employee shall not, on Employee’s own behalf, or for any person, firm, partnership, corporation, or other entity, directly or indirectly, (a) hire, solicit, interfere with, or endeavor to cause any employee of Employer to leave Employer’s employment; or (b) induce or attempt to induce any such employee to breach such employee’s employment agreement with Employer.

11.	Severability. If any of the provisions of or covenants contained in this Agreement are hereafter construed to be invalid or unenforceable in a particular jurisdiction, the same shall not affect the remainder of the provisions or the enforceability thereof in that jurisdiction, which shall be given full effect, without regard to the invalidity or unenforceability thereof in a particular jurisdiction because of the duration and/or scope of such provision or covenant in that jurisdiction and, in its reduced form, said provision or covenant shall be enforceable. In all other jurisdictions this paragraph shall at all times remain in full force and effect.

12.	Non-Disparagement. Employee agrees to refrain from knowingly making any negative or disparaging remarks concerning Employer, its directors, officers, products or services. Nothing herein shall prevent Employee from giving truthful testimony in any legal proceeding in which Employee is required to testify or from cooperating with law enforcement or government agency personnel or otherwise making such disclosures as are required by law. Employer agrees to refrain from making any negative or disparaging remarks concerning Employee; shall use its best efforts to ensure its officers and directors refrain from making any negative or disparaging remarks regarding Employee; and shall make a good faith effort to prevent its owners, employees, customers and vendors from making negative or disparaging remarks regarding Employee. Employer agrees to provide only a positive employment reference to any current or future prospective employer of Employee. If asked about the reasons for the termination of Employee’s employment, Employer shall make a statement consistent in all respects with the statement described in Exhibit “A” hereto.

13.	Cooperation. Employee agrees to reasonable cooperate in any litigation or other dispute involving Employer to which Employee is or becomes a material witness. Employee agrees to attend and give truthful testimony at depositions, arbitrations, trials and any other procedure or dispute resolution upon the reasonable notice and request by Employer and at mutually convenient time, following the Termination Date. Employer shall compensate Employee for time he spends cooperating, at a rate equal to his then current salary or compensation rate, but no less than $350 per hour, and shall reimburse Employee for all reasonable expenses and costs he incurs cooperating including, if appropriate and reasonable, the cost of separate legal counsel. Employer will use its commercially reasonable efforts to minimize the time Employee must spend cooperating in any such litigation or other dispute.

14.	Non-Admission. Nothing in this Agreement or the Release of Claims is intended to be, nor will be deemed to be, an admission of liability by Employer or Employee that it or he has violated any state, federal or local statute, local ordinance, administrative regulation, or principle of common law, or that it or he has engaged in any wrongdoing including, in the case of Employee, any act or omission that may constitute a breach by Employee of his Employment Agreement with Employer or that may constitute grounds for Employer to terminate the employment of Employee for “cause.”

15.	Non-Assignment. The parties agree that this Agreement and Release of Claims will not be assignable by either party unless the other party agrees in writing, except that upon Employee’s death after the Termination Date and the expiration of the revocation period in the Release of Claims, any remaining payments or benefits due and payable to Employee shall be paid to Employee’s estate or dependents as the case may be. Notwithstanding the foregoing, Employer agrees that its obligations hereunder shall be binding upon any successors or assigns in the event of a change in control, sale of assets or sale of stock and Employer shall ensure such successor assumes all obligations under this Agreement as a condition to such change in control, sale of assets or sale of stock.

16.	Release of Employee. In consideration for Employee’s execution of this Agreement and the Release of Claims, Employer, on its own behalf and on behalf of all of its owners, directors, officers, employees, subsidiaries, corporate affiliates, successors, and assigns hereby releases and forever acquits Employee and his heirs, beneficiaries, executors, agents, and representatives from any and all claims, judgments, liabilities, damages, costs, and expenses (including attorneys’ fees and expenses) it may have or claim to have, directly or indirectly, known or unknown, fixed or contingent of any nature whatsoever from the beginning of time through the date on which this Agreement is fully executed by all of the parties.

17.	Indemnification. Employer shall, to the fullest extent permitted by law, continue to indemnify and hold Employee and his heirs, beneficiaries, executors, agents, and representatives harmless from any and all liability (including, without limitation, judgments, fines, settlement payments, expenses, costs, and attorney’s fees) arising from his service as an employee, officer, director, agent, or representative of Employer (including during any period of time during which Employee is cooperating with Employer pursuant to paragraph 1 or 13). If there is a potential or actual conflict of interest between Employer and Employee, Employer shall advance legal fees and expenses to Employee for qualified counsel selected by Employer with Employee’s input and consent in connection with any litigation, investigation, action, suit, or other proceeding covered by this indemnity. Employer shall cause Employee to be covered from and after termination by any director’s and officer’s liability insurance policy maintained by Employer after the Termination Date on the same terms and conditions as any other director of Employer for acts or omissions committed by Employee in his capacity as a director or officer of Employer prior to the termination date.

18.	No Mitigation or Offset. Employee shall never be required to mitigate any amounts or benefits Employer owes Employee pursuant to this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for this Agreement ever be reduced by any compensation or income Executive may receive from any source. In addition, no payments or benefits to Employee under this Agreement may be subject to any offset, setoff, cancellation, or reduction due to any claim Employer or its parents, subsidiaries, corporate affiliates, owners, officers, directors, employees, customers, suppliers, agents or representatives may have or claim to have against Employee for any reason whatsoever.

19.	Attorneys’ Fees. In any dispute arising out of or relating to this Agreement or the Release of Claims, Employer will promptly reimburse Employee for all reasonable attorneys’ fees and costs for counsel selected by Employee to the extent Employee is the prevailing party. Employee shall never be responsible for paying Employer’s attorneys’ fees or costs, even if it is the prevailing party in any dispute between the parties.

20.	Source of Payments. All severance and all other payments and benefits owed to Employee under this Agreement shall be paid to Employee by the Employer through its

U.S. payroll system and shall be made in cash in U.S. dollars, to the extent applicable. If Employer (or any of them) should fail to make any such payment or provide any such benefit to Employee when due, Danka Office Imaging Company, Danka Holding Company, Danka Business Systems and all other corporate affiliates of each of them shall be jointly and severally liable to Employee for all such payments and benefits.

21.	Merger. This Separation Agreement supersedes all prior oral and written agreements and communications between Employer and Employee. Employee and Employer each agrees that any and all claims which Employee might have had against Employer and which Employer might have had against Employee are fully released and discharged by this Agreement and Release of Claims, except to the extent set forth in this Agreement or the Release of Claims.

22.	Negotiation Expenses. Employer agrees to pay the attorneys’ fees and expenses Employee incurred negotiating, reviewing, and revising this Agreement and the Release of Claims. Employer shall pay Employee’s legal advisors within ten (10) days of its receipt of the bill for such services.

23.	Entire Agreement. This Agreement and the Release of Claims constitute the entire agreements between the parties with respect to Employee’s termination from employment with the Employer. The parties agree that there were no inducements or representations leading to the execution of this Agreement or the Release of Claims, except as stated herein.

24.	Voluntary and Knowing Action. The parties acknowledge that they are each represented and advised by an attorney of their choosing and have each read and understood the terms of this Agreement and Release of Claims. The parties acknowledge that they are voluntarily entering into this Agreement and Release of Claims.

25.	Review. Employee understands that he may have twenty-one (21) calendar days from the day that he receives this Agreement, not counting the day of receipt, to consider whether to sign it. Employer recommends that Employee consult with an attorney before executing this Agreement. If Employee signs this Agreement before the end of the twenty-one (21) day period, it is because Employee has decided that he has already had sufficient time to decide whether to execute this Agreement.

26.	Revocation. Employee may revoke this Agreement within seven (7) calendar days after execution of the Release of Claims. To be effective, any revocation within relevant time period must be in writing and delivered to Employer addressed to Keith J. Nelsen, Chief Administrative Officer, Danka Office Imaging Company, 11101 Roosevelt Boulevard, St. Petersburg, Florida 33716, either by hand or mail within the appropriate period.

If sent by mail, the revocation must be (1) postmarked within the relevant period; (2) properly addressed to Danka; and (3) sent by certified mail, return receipt requested.

27.	Governing Law. This Agreement and Release of Claims will be construed and interpreted in accordance with the laws of the State of Florida.

28.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

EMPLOYEE:

Dated: 3/15, 2006	/s/ TODD L. MAVIS
Todd L. Mavis

STATE OF FLORIDA

COUNTY OF

The foregoing instrument was acknowledged before me this      day of             , 2006, by                      who is personally know to me or has produced                      as identification.

Signature of Notary Public

Print, Type, or Stamp Commissioned Name of Notary Public

Dated: 3/15, 2006	EMPLOYER:
DANKA OFFICE IMAGING COMPANY

	By	/s/ KEITH J. NELSEN
	Its	CAO

DANKA BUSINESS SYSTEMS PLC

By	/s/ W. ANDREW MCKENNA
Its

DANKA HOLDING COMPANY

By	/s/ KEITH J. NELSEN
Its	CAO

RELEASE OF CLAIMS

DEFINITIONS: I, Todd L. Mavis (“Employee”), intend all words used in this Release to have their plain meaning in ordinary English. Technical legal words are not needed to describe what I mean. Specific terms I use in this Release have the following meanings:

A.	I, Me, and My include both me and anyone who has or obtains any legal rights or claims through me.

B.	Employer, as used herein, shall at all times mean Danka Office Imaging Company or any parent company, affiliated companies or entities and includes Employer’s employees, officers, directors, successors and assigns, its attorneys, consultants and agents, whether in their individual or official capacities.

C.	My Claims means all of the rights I have to any relief of any kind from Employer, whether or not I now know about those rights, arising out of or in any way related to my employment with Employer, and my Termination of employment, or any employee benefit plan, including, but not limited to, common law, or equitable claims, claims for violation or breach of any employment agreement or understanding; fraud or misrepresentation; and any statutory claims including alleged violations of the Florida Human Rights Act, the federal Age Discrimination in Employment Act, the Americans with Disabilities Act, Title VII, Older Workers Benefit Protection Act, or any other federal, state, or local civil rights laws or ordinances; defamation; intentional or negligent infliction of emotional distress; breach of the covenant of good faith and fair dealing; promissory estoppel; negligence; wrongful Termination of employment, or any other claims, accruing up to the date of execution of this Release of Claims. Notwithstanding anything in this Release or the Separation Agreement to the contrary, My Claims do not include any rights I may have under the Separation Agreement between me and the Employer, any claims I may have for accrued or vested benefits under any retirement plan, any claims for benefits that I or my dependents may have for any benefits set forth in the Separation Agreement, or any claims for which releases are not allowed by law.

Agreement to Release My Claims. I am receiving a substantial amount of money, among other things, from the Employer as consideration for my release of claims. I agree to give up all My Claims against Employer as defined above. I will not bring any lawsuits, file any charges, complaints, or notices, or make any other demands against the Employer or any of its employees or agents based on My Claims. The money I am receiving is a full and fair payment for the release of all My Claims.

Additional Agreements and Understandings. Even though Employer is paying me to release My Claims, the employer expressly denies that it is responsible or legally obligated for My Claims or that it has engaged in any wrongdoing.

I understand that I may have twenty-one (21) calendar days from the day that I receive this Release, not counting the day upon which I receive it, to consider whether I wish to sign this Release. I further understand that Employer recommends that I consult with an attorney before executing this Release. I agree that if I sign this Release before the end of the twenty-one (21) day period, it is because I have decided that I have already had sufficient time to decide whether to sign the Release.

I understand that I may rescind (that is, cancel) this Release within seven (7) calendar days of signing it. To be effective, my rescission must be in writing and delivered to the employer, Keith J. Nelsen, Chief Administrative Officer, Danka, 11101 Roosevelt Boulevard, St. Petersburg, Florida, 33716, either by hand or by mail within the required period. If sent by mail, the rescission must be:

1.	Postmarked within the relevant period;

2.	Properly addressed to: Keith J. Nelsen, Chief Administrative Officer, Danka, 11101 Roosevelt Boulevard, St. Petersburg, Florida, 33716 and

3.	Sent by certified mail, return receipt requested.

I have read this Release carefully and understand all its terms. I have had the opportunity to review this Release with my own attorney. In agreeing to sign this Release, I have not relied on any statements or explanations made by Employer or its agents.

I understand and agree that this Release and the Separation Agreement to which it is attached contain all the agreements between the Employer and me. We have no other written or oral agreements.

Dated: 3/15/06	Signed:	/s/ TODD L. MAVIS

Witnesses:

STATE OF FLORIDA

COUNTY OF

The foregoing instrument was acknowledged before me this      day of                     , 2006, by                      who is personally know to me or has produced                      as identification.

Signature of Notary Public

Print, Type, or Stamp Commissioned Name of Notary Public